Exhibit 99.2

Kornit Digital. All Rights Reserved. Kornit Digital. All Rights Reserved. Kornit Digital (NASDAQ: KRNT) Second Quarter 2024 Earnings Conference Call Supporting Slides August 7, 2024 Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. On Today’s Call Ronen Samuel CEO Lauri Hanover CFO Jared Maymon Investor Relations

Kornit Digital. All Rights Reserved. Safe Harbor This presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U . S . securities laws . Forward - looking statements are characterized by the use of forward - looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words . These forward - looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future . Forward - looking statements are not guarantees of future performance and are subject to risks and uncertainties . The Company has based these forward - looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate . Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward - looking statements include, among other things : the duration and severity of adverse macro - economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers ; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct - to - garment platform ; the extent of the Company’s ability to consummate sales to large accounts with multi - system delivery plans ; the degree of the Company’s ability to fill orders for its systems and consumables ; the extent of the Company’s ability to increase sales of its systems, ink and consumables ; the extent of the Company’s ability to leverage its global infrastructure build - out ; the development of the market for digital textile printing ; the availability of alternative ink ; competition ; sales concentration ; changes to the Company’s relationships with suppliers ; the extent of the Company’s success in marketing ; and those additional factors referred to under “Risk Factors” in Item 3 . D of the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2023 , filed with the SEC on March 28 , 2024 . Any forward - looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer on Form 6 - K being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

Kornit Digital. All Rights Reserved. Business Highlights

Kornit Digital. All Rights Reserved. ― Revenues of $48.6 million and adjusted EBITDA margin of negative 3.4% ― Within the guidance range provided in May ― Generated positive cash from operations for Q2 2024 ― Continued improvements year - over - year to impressions and consumables sales ― Macroeconomic environment continues to delay investments in systems Second Quarter 2024 Recap

Kornit Digital. All Rights Reserved. ― The system is driving significant improvements to productivity and TCO ― Regarded as the best solution for replacing screen printing for mid - sized runs ― Received several additional orders in Q2, with four on the AIC model ― Pipeline for 2024 remains filled with a mixture of AIC and CapEx deals ― Continuing to build 2025 pipeline with new and existing customers Apollo Update

Kornit Digital. All Rights Reserved. ― AIC removes barriers to entry by eliminating large capital investments and providing predictable unit economics ― AIC provides better visibility for Kornit on revenue, profitability, and cash flow ― Expanded the program from Apollo to the Atlas family of systems ― Gaining momentum with new and existing customers for AIC on Atlas MAX All - inclusive Click (AIC) Pilot Program Update

Kornit Digital. All Rights Reserved. ― Continues to drive revenue diversification ― Gaining traction in key textile - producing regions ― Viewing India, China, Peru, Portugal, and others as growth drivers for our future in DTF ― Making progress in footwear applications ― Working to have a production - ready footwear solution in coming quarters Direct - to - Fabric Update

Kornit Digital. All Rights Reserved. ― Continuing to see signs of improvement ― Anticipating a stronger second half than first half ― Sales to increase by 20 - 25% in the second half ― Growth to be primarily driven by consumables sales ― Expecting positive EBITDA on a full - year basis and positive operating cash flow throughout 2024 Current View on the Second Half of 2024

Kornit Digital. All Rights Reserved. ― Hosting an Investor Event on September 10 th in Las Vegas ― Event to be held in conjunction with participation in Printing United trade show ― Investor Event will feature presentations from members of executive mgmt. ― Event will also feature panels with key customers and demand generators ― Planning to provide insights into its recent business activities, GTM strategy, and capital allocation plans Announcement of Investor Event

Kornit Digital. All Rights Reserved. ― We achieved significant year - over - year improvements to profitability and cash flow ― Despite a challenging backdrop, we continue to see improvements in impressions, consumables, and utilization ― Adding to our pipeline of orders on AIC for both Apollo and Atlas systems ― Stabilizing our business and improving our P&L in H2 2024 Concluding Remarks

Kornit Digital. All Rights Reserved. Financial Highlights

Kornit Digital. All Rights Reserved. ― Q2 2024 revenues were $48.6 million ― Within the guidance range of $47 - $52 million ― Consumables contributed to year - over - year growth for Q2 2024 ― Systems and services sales declined year - over - year, as expected Revenues $56.2 $48.6 Q2 Revenues ($M) 2023 2024 66% 24% 10% Revenues By Region Americas EMEA Asia Pacific

Kornit Digital. All Rights Reserved. ― Q2 2024 non - GAAP gross margin of 48.6% compared to 36.1% in Q2 2023 ― Improvement again attributable to better mix between comparatively higher - margin consumables and systems, as well as reduced fixed costs due to restructuring efforts ― Q2 2024 margin also benefitted from lack of warrant expense, as first tranche of our warrant agreement with our largest global strategic account concluded Gross Margins 36.1% 48.6 % Q2 Non - GAAP Gross Margin 2023 2024

Operating Expenses

- Q2 2024 Non-GAAP Operating Expenses: $28.0 million, down from $34.1 million in Q2 2023
- Reduction reflects cost-savings and restructuring initiatives
- Including workforce reductions, consolidation of facilities, and phasing-out legacy platforms
- OPEX includes ~$1.5 million allowance for doubtful debts related to a customer that filed Ch. 11
- We continue to target FY24 non-GAAP OPEX to be ~$20 million lower versus FY23

Non-GAAP Operating Expenses ($ in millions)		
	Q2 2023	Q2 2024
Research & Development	$11.3	$9.1
Sales & Marketing	$16.1	$13.1
General & Administrative	$6.7	$5.8
Total Operating Expenses[1]	$34.1	$28.0

[1] Figures may not sum due to rounding

Kornit Digital. All Rights Reserved.

Kornit Digital

Kornit Digital. All Rights Reserved. P&L KPI’s Q 2 2024 Q2 2023 ($4.3) ($13.8) Non - GAAP Operating Loss ($1.6) ($10.7) Adjusted EBITDA Loss $1.1 ($7.4) Non - GAAP Net Income (Loss) $0.02 ($0.15) Non - GAAP Diluted income (loss) per share ($4.9) ($14.3) GAAP Net Loss ($0.10) ($0.29) GAAP Diluted loss per share $ in millions, except per share amounts

Kornit Digital. All Rights Reserved. ― At quarter end, cash, including bank deposits and marketable securities, was ~$554 million ― Q2 2024 cash generated from operating activities: ~$4.5 million ― Accounts receivable decreased ~$1.2 million from Q1 2024 ― Inventories increased ~$3.6 million from Q1 2024 ― Trade payables increased ~$1.9 million from Q1 2024 Balance Sheet & Cash Flow Q2 2024 Q1 2024 Q2 2023 $554.4 $551.4 $591.7 Cash, Deposits & Marketable Securities $79.5 $80.7 $84.2 Accounts r eceivable, net $70.6 $67.0 $88.2 Inventory $4.8 $2.9 $11.6 Trade p ayables $ in millions

Kornit Digital. All Rights Reserved. ― Interest in our pilot of the AIC offering remains strong ― In Q2 we signed four new Apollo AIC units for delivery towards the end of this year ― Overall, expect to deliver 15 Apollo systems this year, with 10 of those expected on AIC model ― Also began a pilot AIC program for the Atlas family of systems this quarter ― Plan to provide an update on our progress at our Investor Event in September ― Under our AIC model revenue is generated from impressions a customer produces over time rather than upfront at the time of a system sale ― As such P&L benefits of systems shipped on the AIC model will begin to ramp toward the end of this year and into 2025 AIC Pilot Program Update

Kornit Digital. All Rights Reserved. ― We were subject to a blackout period under our existing trading plan ― Unable to repurchase shares for most of Q2 ― Repurchase activity was limited to ~83,000 shares for Q2 ― Average price paid per share net of fees was $14.32 ― Existing authorization for our share repurchase program expired in July ― The Israeli approval process regarding share repurchases recently changed as well ― We are currently navigating this new process ― We look forward to updating the investor community on our capital allocation strategy at upcoming Investor Event planned for September 10 th Share Repurchase Program

Kornit Digital. All Rights Reserved. ― Q3 2024 Revenues: ― Expected to be in the range of $48 million to $52 million ― Q3 2024 Adjusted EBITDA margin: ― Expected to be in the range of 1% to 6% of revenue Third Quarter 2024 Guidance

Kornit Digital. All Rights Reserved. 2024 2023 2024 2023 GAAP Revenues 48,621$ 56,199$ 92,397$ 103,977$ GAAP Net Loss (4,909) (14,325) (18,108) (33,256) Taxes on income 648 430 907 624      Financial income (6,435) (7,018) (11,781) (12,422)      Share-based compensation 5,869 6,550 11,317 11,795      Intangible assets amortization 511 575 1,024 1,186      Restructuring expenses - - 1,671 295 Non-GAAP Operating Loss (4,316) (13,788) (14,970) (31,778)      Depreciation 2,680 3,079 5,491 6,341 Adjusted EBITDA (1,636)$ (10,709)$ (9,479)$ (25,437)$ KORNIT DIGITAL LTD. RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA AND ITS SUBSIDIARIES (U.S. dollars in thousands, except share and per share data) Six Months Ended June 30, June 30, (Unaudited) (Unaudited) Three Months Ended

Kornit Digital. All Rights Reserved. Thank You!